Exhibit 1

VIVUS, Inc.	Proxy Solicitor:
Timothy E. Morris	Morrow & Co., LLC
Chief Financial Officer	Joseph J. Mills
morris@vivus.com	jmills@morrowco.com
203-658-9423

Investor Relations:	Media Relations:
The Trout Group	Joele Frank, Wilkinson Brimmer Katcher
Brian Korb	Matthew Sherman
bkorb@troutgroup.com	msherman@joelefrank.com
646-378-2923	212-355-4449

VIVUS BOARD AND MANAGEMENT TEAM SUCCESSFULLY EXECUTING PLAN TO UNLOCK THE FULL POTENTIAL OF QSYMIA

Stockholders Urged to Vote FOR the Board’s Nominees

on the GOLD Proxy Card Today

MOUNTAIN VIEW, Calif., July 9, 2013 — VIVUS, Inc. (Nasdaq:VVUS) (the “Company”), a pharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity and sexual health, today responded to First Manhattan Co.’s (FMC) July 2, 2013 open letter to VIVUS stockholders:

While the VIVUS Board and management team continue to deliver real results and execute on a real plan, FMC continues to make promises.  FMC’s “plan” — to the extent they have one — appears to revolve solely around doing things that the VIVUS Board and management team are already doing, “fixing” things that aren’t broken, or making wholesale changes without an understanding of the challenges of our business and industry.  FMC’s nominees just do not have the necessary experience.  Bottom line: When you cut through FMC’s rhetoric, all they are really offering is uncertainty and delay.

VIVUS’s current Board and management team are successfully doing everything FMC is suggesting needs to be done — why let them turn back the clock and further delay the success of Qsymia?  FMC promises to “re-launch” Qsymia® (phentermine and topiramate extended-release) capsules CIV if their director nominees are elected.  We believe doing so would, at best, set back our commercialization progress by six months to a year, or, at worst, spoil the Qsymia opportunity forever.  Don’t be fooled by FMC’s supposed “plan” for VIVUS.  They offer no new plan, only uncertainty and delay.

VIVUS’s plan to unlock the full potential of Qsymia is successfully being guided by our highly qualified and experienced management team.  Consider these facts:

•                  Qsymia does not need to be “re-launched” and in fact, VIVUS is ahead of schedule on its retail strategy for Qsymia.  We recently launched Qsymia in approximately 8,000 certified retail pharmacies and are executing additional strategies to support our ongoing rollout to customers.  For example, we are in the midst of critical discussions with large pharmaceutical companies to effectively increase our primary care physician outreach for Qsymia.  Our Board has key industry relationships as well as valuable deal experience that we are leveraging in these ongoing discussions.  We are also diligently working with the FDA on our initial direct to consumer (DTC) advertising campaign, which we will launch in Fall 2013.

•                  VIVUS is making significant progress in broadening reimbursement coverage.  We recently amended our agreements with the country’s two largest pharmacy benefit managers (PBMs), Express Scripts and Medco Health Solutions, whereby Qsymia will be available in either a tier-2 or tier-3 position.  Under the amended agreements, patients covered by Express Scripts and Medco with benefits where Qsymia is offered on tier-2 should expect to pay an estimated $25.00 to $30.00 for their co-payment for a monthly prescription of Qsymia.  Currently, approximately 36% of the 160 million people in the U.S. with private or self-insurance now have access to Qsymia and our goal for 2013 is to increase access to at least 50%.  Qsymia is also available to millions of people covered by the Veterans Administration at a $9 copay.

•                  VIVUS is making significant progress in establishing medical obesity as a drug treatment category.  On the heels of a recent publication demonstrating the cost savings to Medicare associated with 10% weight loss, the American Association of Clinical Endocrinologists (AACE) for the first time adopted pharmacologic treatments as a first-line method of managing comorbidities in obese patients.  In addition, just last month, the American Medical Association (AMA) recognized obesity as a medical disease for the first time, yet another example of the heightened attention that this treatment category is receiving and further illustrating why we cannot afford to allow FMC to disrupt our momentum at this critical juncture and cause Qsymia to lose its first-mover advantage.

•                  VIVUS is successfully executing a Euro-centric strategy.  We are focused on obtaining regulatory approval in the European Union (EU) for Qsiva™ (phentermine and topiramate extended-release) (the Qsymia trade name in Europe) and we recently obtained European Union approval for SPEDRA™ (avanafil) (the STENDRA™ trade name in Europe).

•                  The current VIVUS Board and management team have critical institutional knowledge of Qsymia.  The current VIVUS Board and management team have successfully achieved significant milestones including FDA approval to modify the highly restrictive REMS for Qsymia.  The current VIVUS Board and management team also have the valuable relationships with regulators, medical associations, payors, policy makers, medical key opinion leaders, prescribing physicians, and large pharmaceutical companies — that are invaluable at this critical juncture.

•                  Investors have shown confidence in VIVUS and its management by committing more than $350 million to the Company over the last four months.  Your management team has capitalized VIVUS for success.  With more than $400 million of pro forma cash and short-term investments at March 31, 2013, reflecting recent financings, we are well-positioned to execute our commercial strategy and negotiate with large pharmaceutical companies from a position of strength.

THESE ARE THE FACTS.  PROTECT YOUR INVESTMENT.

VOTE FOR THE VIVUS DIRECTOR NOMINEES ON THE GOLD PROXY CARD TODAY.

VIVUS stockholders are reminded that their vote is extremely important, no matter how many or how few shares they own. Whether or not you plan to attend the Annual Meeting, you have an opportunity to protect your investment in VIVUS by voting the GOLD proxy card.  Please do not return or otherwise vote any white proxy card sent to you by FMC.

If stockholders have any questions or would like assistance

in voting the GOLD proxy card please contact:

Call Toll Free: (800) 607-0088

Call Collect: (203) 658-9400

E-mail: vivusinfo@morrowco.com

Deutsche Bank Securities Inc. is serving as financial advisor, Hogan Lovells US LLP is serving as legal advisor, and Morrow & Co., LLC is serving as proxy solicitor to the Company.

About Qsymia

Qsymia® (phentermine and topiramate extended-release) capsules CIV is approved in the U.S. and is indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with an initial body mass index (BMI) of 30 kg/m2 or greater (obese) or 27 kg/m2 or greater (overweight) in the presence of at least one weight-related medical condition such as high blood pressure, type 2 diabetes, or high cholesterol.

The effect of Qsymia on cardiovascular morbidity and mortality has not been established. The safety and effectiveness of Qsymia in combination with other products intended for weight loss, including prescription and over-the-counter drugs, and herbal preparations, have not been established.

Important Safety Information

Qsymia (phentermine and topiramate extended-release) capsules CIV is contraindicated in pregnancy; in patients with glaucoma; in hyperthyroidism; in patients receiving treatment or within 14 days following treatment with monoamine oxidase inhibitors (MAOIs); or in patients with hypersensitivity to sympathomimetic amines, topiramate, or any of the inactive ingredients in Qsymia.

Qsymia can cause fetal harm. Females of reproductive potential should have a negative pregnancy test before treatment and monthly thereafter and use effective contraception consistently during Qsymia therapy. If a patient becomes pregnant while taking Qsymia, treatment should be discontinued immediately, and the patient should be informed of the potential hazard to the fetus.

The most commonly observed side effects in controlled clinical studies, 5% or greater and at least 1.5 times placebo, include paraesthesia, dizziness, dysgeusia, insomnia, constipation, and dry mouth.

About Avanafil

STENDRA™, or avanafil, is approved by the FDA for the treatment of erectile dysfunction, or ED, in the U.S. VIVUS, through collaboration arrangements with third parties, intends to market and sell STENDRA in the U.S. and under the trade name SPEDRA™ in the EU and other territories outside the U.S. Avanafil is licensed from Mitsubishi Tanabe Pharma Corporation (MTPC). VIVUS owns worldwide development and commercial rights to avanafil for the treatment of sexual dysfunction, with the exception of certain Asian Pacific Rim countries.

VIVUS is currently in discussions with potential partners to commercialize STENDRA in the United States and other territories throughout the world.

It is recommended that STENDRA should be taken approximately 30 minutes before sexual activity. STENDRA should not be taken more than once per day. For more information about STENDRA, please visit www.Stendra.com.

Important Safety Information

STENDRA (avanafil) is prescribed to treat erectile dysfunction (ED).

Do not take STENDRA if you take nitrates, often prescribed for chest pain, as this may cause a sudden, unsafe drop in blood pressure.

Discuss your general health status with your healthcare provider to ensure that you are healthy enough to engage in sexual activity. If you experience chest pain, nausea, or any other discomforts during sex, seek immediate medical help.

STENDRA may affect the way other medicines work. Tell your healthcare provider if you take any of the following; medicines called HIV protease inhibitors, such as ritonavir (Norvir®), indinavir (Crixivan®), saquinavir (Fortavase® or Invirase®) or atazanavir (Reyataz®); some types of oral antifungal medicines, such as ketoconazole (Nizoral®), and itraconazole (Sporanox®); or some types of antibiotics, such as clarithromycin (Biaxin®), telithromycin (Ketek®), or erythromycin.

In the rare event of an erection lasting more than 4 hours, seek immediate medical help to avoid long-term injury.

In rare instances, men taking PDE5 inhibitors (oral erectile dysfunction medicines, including STENDRA) reported a sudden decrease or loss of vision. It is not possible to determine whether these events are related directly to these medicines or to other factors. If you experience sudden decrease or loss of vision, stop taking PDE5 inhibitors, including STENDRA, and call a doctor right away.

Sudden decrease or loss of hearing has been rarely reported in people taking PDE5 inhibitors, including STENDRA. It is not possible to determine whether these events are related directly to the PDE5 inhibitors or to other factors. If you experience sudden decrease or loss of hearing, stop taking STENDRA and contact a doctor right away. If you have prostate problems or high blood pressure for which you take medicines called alpha blockers or other anti-hypertensives, your doctor may start you on a lower dose of STENDRA.

Drinking too much alcohol when taking STENDRA may lead to headache, dizziness, and lower blood pressure.

STENDRA in combination with other treatments for ED is not recommended.

STENDRA does not protect against sexually transmitted diseases, including HIV.

The most common side effects of STENDRA are headache, flushing, runny nose and congestion.

Please see full patient prescribing information for STENDRA (50 mg, 100 mg, 200 mg) tablets.

About VIVUS

VIVUS is a biopharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health. For more information about the company, please visit www.vivus.com.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “opportunity” and “should,” among others. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. VIVUS does not undertake an obligation to update or revise any forward-looking statements. Investors should read the risk factors set forth in VIVUS’s Form 10-K for the year ending December 31, 2012, as amended by the Form 10-K/A filed on April 30, 2013 and by the Form 10-K/A filed on June 12, 2013, and periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

On June 3, 2013, VIVUS filed a definitive proxy statement and GOLD proxy card with the SEC in connection with the solicitation of proxies for its 2013 Annual Meeting of Stockholders. Stockholders are strongly advised to read VIVUS’s 2013 proxy statement because it contains important information. Stockholders may obtain a free copy of the 2013 proxy statement and other documents that the Company files with the SEC from the SEC’s website at www.sec.gov or VIVUS’s website at www.vivus.com.